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                                                      REGISTRATION NO. 33-98528
                                                      RULE 424(b)(5)



                           SUPPLEMENT TO PROSPECTUS,
                             DATED AUGUST 28, 1996

                                  PHYCOR, INC.

                                3,000,000 SHARES

                                  COMMON STOCK




         The Prospectus, dated August 28, 1996 (the "Prospectus"), to which this Supplement, dated May 12, 1997, is attached (the "Supplement"), relates to the resale by the holders thereof of up to an aggregate of 3,000,000 shares of Common Stock, no par value per share (the "Common Stock"), of PhyCor, Inc. (the "Company"), issued upon the conversion of subordinated convertible notes issued or to be issued by the Company without registration under the Securities Act of 1933, as amended (the "Act") in connection with the acquisition of the assets of (i) single and multi-specialty medical clinics, (ii) the assets of individual physician practices and (iii) the assets of related businesses, including, but not limited to, management services organizations, consulting firms and other physician management companies. In addition, this Prospectus also relates to the resale by certain holders of Common Stock issued upon the exercise of options granted by the Company prior to the adoption by the Company of its stock incentive plans and warrants issued as consideration for (i) consulting or other services provided or to be provided to the Company and (ii) the execution of a management or service agreement with the Company or an affiliate.

         On May 12, 1997, the Company issued an aggregate of 206,050 shares of Common Stock to PAPP Clinic, P.C., a Georgia professional corporation (the "Clinic"), upon the conversion of twenty-two 7.0% Subordinated Convertible Notes with an aggregate principal amount of $2,612,839.36 (collectively, the "Purchase Notes"). The Company issued the Purchase Notes to the Clinic in connection with the acquisition by PhyCor of Newnan, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Newnan"), of certain assets of the Clinic pursuant to an Asset Purchase Agreement between the Company and the Clinic dated as of May 1, 1995 (the "Purchase Agreement"). Upon conversion of the Purchase Notes and pursuant to this Supplement, the Clinic intends to sell 111,376 shares of Common Stock (the "Resale Shares") and distribute the remaining 94,674 shares of Common Stock (the "Distribution Shares") to certain of its physician shareholders (the "Physicians").

         Capitalized terms used in this Supplement shall have the meanings given to them in the Prospectus, unless the context requires otherwise.



            The date of this Supplement is May 12, 1997.


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         THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT
PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.


Selling Shareholder

         The Clinic operates a multi-specialty medical clinic in Newnan, Georgia and maintains four satellite locations in the area. The Clinic's principal office is located at 15 Cavender Street, Newnan, Georgia 30263.

         The Company acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement. In connection therewith, the Company issued the Purchase Notes to the Clinic in a transaction exempt from the registration requirements of the Act. On May 12, 1997, the Clinic converted the Purchase Notes in accordance with their terms, into an aggregate of 206,050 shares of Common Stock. The Clinic intends to resell the Resale Shares in the over-the-counter market in accordance with the terms of the Prospectus. The Clinic intends to distribute the Distribution Shares to the Physicians.

         In connection with the acquisition of the assets of the Clinic, PhyCor-Newnan entered into a Service Agreement, effective as of May 1, 1995 (the "Service Agreement") with the Clinic. Pursuant to the Service Agreement, PhyCor-Newnan will provide the Clinic with the equipment and facilities used in the medical practice of the Clinic, manage Clinic operations and employ the Clinic's non-medical personnel in exchange for a service fee. The Service Agreement is for a term of 40 years and may only be terminated in limited circumstances.

Plan of Distribution

         This Supplement relates to the reoffering of the Resale Shares and the Distribution Shares by the Clinic. The Clinic has designated Alex. Brown & Sons Incoporated ("Alex. Brown"), a registered broker-dealer, as agent for the resale of the Resale Shares. The Resale Shares will be sold in private or block transactions in the over-the-counter market (including the Nasdaq Stock Market (National Market System)) or otherwise at market prices prevailing at the time of the sale, at prices related to such prevailing market price, or at negotiated prices. Alex. Brown has agreed to use its best efforts to sell the Resale Shares on behalf of the Clinic. The Clinic and/or Alex. Brown may effect such transactions by selling the Resale Shares to or through other broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Clinic, Alex. Brown and/or the purchasers of the Resale Shares for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Clinic and/or Alex. Brown and any broker-dealers that act in connection with the sale of the Resale Shares may be deemed to be an "underwriter" within the meaning of
Section 2(11) of the Act, and any commissions received by (or discounts allowed to) them and any profit on the resale of the Resale Shares as principal may be deemed to be underwriting discounts and commissions.



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